EXHIBIT 99.2

THOMSON REUTERS CORPORATION

CONSOLIDATED INCOME STATEMENT

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per share amounts)	Notes	2020	2019	2020	2019

CONTINUING OPERATIONS

Revenues	3	1,443	1,413	4,368	4,323

Operating expenses	6	(955)	(1,059)	(2,901)	(3,220)

Depreciation		(61)	(38)	(144)	(110)

Amortization of computer software		(133)	(117)	(362)	(326)

Amortization of other identifiable intangible assets		(32)	(28)	(92)	(80)

Other operating gains, net	7	56	91	104	396

Operating profit		318	262	973	983

Finance costs, net:

Net interest expense	8	(49)	(40)	(146)	(112)

Other finance income (costs)	8	2	(3)	36	(32)

Income before tax and equity method investments		271	219	863	839

Share of post-tax losses in equity method investments	9	(178)	(304)	(385)	(555)

Tax benefit (expense)	10	147	13	84	(35)

Earnings (loss) from continuing operations		240	(72)	562	249

Earnings (loss) from discontinued operations, net of tax		1	28	(2)	(9)

Net earnings (loss)		241	(44)	560	240

Earnings (loss) attributable to common shareholders		241	(44)	560	240

Earnings (loss) per share:	11

Basic earnings (loss) per share:

From continuing operations		$0.48	($0.14)	$1.13	$0.49

From discontinued operations		-	0.05	(0.01)	(0.02)

Basic earnings (loss) per share		$0.48	($0.09)	$1.12	$0.47

Diluted earnings (loss) per share:

From continuing operations		$0.48	($0.14)	$1.12	$0.49

From discontinued operations		-	0.05	-	(0.02)

Diluted earnings (loss) per share		$0.48	($0.09)	$1.12	$0.47

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2020	2019	2020	2019

Net earnings (loss)		241	(44)	560	240

Other comprehensive income (loss):

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	8	(22)	5	(56)	(14)

Cash flow hedges adjustments to equity		26	(8)	40	6

Foreign currency translation adjustments to equity		67	(62)	(128)	(27)

Share of other comprehensive income (loss) in equity method investments	9	93	(84)	46	(110)

Related tax (expense) benefit on share of other comprehensive income (loss) in equity method investments		(22)	21	(11)	27

Reclassification of foreign currency translation adjustments on disposal of businesses		-	-	-	9

		142	(128)	(109)	(109)

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	12	5	4	10	5

Remeasurement on defined benefit pension plans		18	(70)	41	(80)

Related tax (expense) benefit on remeasurement on defined benefit pension plans		(6)	21	(8)	23

Share of other comprehensive (loss) income in equity method investments	9	-	(1)	(3)	8

Related tax benefit (expense) on share of other comprehensive (loss) income in equity method investments		-	-	1	(2)

		17	(46)	41	(46)

Other comprehensive income (loss)		159	(174)	(68)	(155)

Total comprehensive income (loss)		400	(218)	492	85

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		399	(246)	494	94

Discontinued operations		1	28	(2)	(9)

Total comprehensive income (loss)		400	(218)	492	85

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

		September 30,	December 31,

(millions of U.S. dollars)	Notes	2020	2019

Cash and cash equivalents	12	1,152	825

Trade and other receivables		1,045	1,167

Other financial assets	12	550	533

Prepaid expenses and other current assets		412	546

Current assets		3,159	3,071

Property and equipment, net		551	615

Computer software, net		868	900

Other identifiable intangible assets, net		3,436	3,518

Goodwill		5,901	5,853

Equity method investments	9	1,206	1,551

Other non-current assets	13	708	611

Deferred tax		1,209	1,176

Total assets		17,038	17,295

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	12	-	579

Payables, accruals and provisions	14	1,141	1,373

Deferred revenue		810	833

Other financial liabilities	12	146	434

Current liabilities		2,097	3,219

Long-term indebtedness	12	3,720	2,676

Provisions and other non-current liabilities	15	1,232	1,264

Deferred tax		429	576

Total liabilities		7,478	7,735

Equity

Capital	16	5,454	5,377

Retained earnings		4,987	4,965

Accumulated other comprehensive loss		(881)	(782)

Total equity		9,560	9,560

Total liabilities and equity		17,038	17,295

Contingencies (note 19)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

		Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	Notes	2020	2019	2020	2019
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations		240	(72)	562	249
Adjustments for:
Depreciation		61	38	144	110
Amortization of computer software		133	117	362	326
Amortization of other identifiable intangible assets		32	28	92	80
Net losses (gains) on disposals of businesses and investments		-	1	1	(20)
Deferred tax		(153)	(65)	(190)	(145)
Other	17	168	243	368	320
Pension contribution		-	-	-	(167)
Changes in working capital and other items	17	103	10	(147)	(248)
Operating cash flows from continuing operations		584	300	1,192	505
Operating cash flows from discontinued operations		(3)	(36)	(13)	(158)
Net cash provided by operating activities		581	264	1,179	347
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	18	(43)	(816)	(165)	(821)
Proceeds from disposals of businesses and investments, net of taxes paid		-	5	1	62
Capital expenditures		(117)	(125)	(404)	(365)
Proceeds (payments) from disposals of property and equipment		98	(2)	162	-
Other investing activities		-	1	2	5
Investing cash flows from continuing operations		(62)	(937)	(404)	(1,119)
Investing cash flows from discontinued operations		-	-	-	29
Net cash used in investing activities		(62)	(937)	(404)	(1,090)
FINANCING ACTIVITIES
Proceeds from debt	12	-	-	2,019	-
Repayments of debt	12	-	-	(1,645)	-
Net repayments under short-term loan facilities	12	(120)	-	(2)	-
Payments of lease principal		(20)	(12)	(56)	(35)
Repurchases of common shares	16	-	(98)	(200)	(288)
Dividends paid on preference shares		(1)	-	(2)	(2)
Dividends paid on common shares	16	(183)	(175)	(547)	(524)
Other financing activities		6	1	(10)	38
Net cash used in financing activities		(318)	(284)	(443)	(811)
Increase (decrease) in cash and bank overdrafts		201	(957)	332	(1,554)
Translation adjustments		5	(4)	(5)	(2)
Cash and bank overdrafts at beginning of period		946	2,108	825	2,703
Cash and bank overdrafts at end of period		1,152	1,147	1,152	1,147
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents		1,152	1,147	1,152	1,147
Supplemental cash flow information is provided in note 17.
Interest paid, net of debt related hedges		(18)	(18)	(101)	(114)
Interest received		2	12	6	39
Income taxes paid	17	(11)	(110)	(45)	(279)

Interest received and interest paid are reflected as operating cash flows.

Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity

Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560

Net earnings	-	-	-	560	-	-	-	560

Other comprehensive income (loss)	-	-	-	31	(12)	(87)	(99)	(68)

Total comprehensive income (loss)	-	-	-	591	(12)	(87)	(99)	492

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(565)	-	-	-	(565)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	18	-	18	-	-	-	-	18

Repurchases of common shares (see note 16)	2	-	2	(2)	-	-	-	-

Stock compensation plans	119	(62)	57	-	-	-	-	57

Balance, September 30, 2020	3,715	1,739	5,454	4,987	(15)	(866)	(881)	9,560

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on financial instruments	Foreign currency translation adjustments	AOCL	Total equity

Balance, December 31, 2018	3,443	1,905	5,348	4,739	10	(887)	(877)	9,210

Impact of IFRS 16	-	-	-	11	-	-	-	11

Balance after IFRS 16 adoption	3,443	1,905	5,348	4,750	10	(887)	(877)	9,221

Net earnings	-	-	-	240	-	-	-	240

Other comprehensive loss	-	-	-	(48)	(25)	(82)	(107)	(155)

Total comprehensive income (loss)	-	-	-	192	(25)	(82)	(107)	85

Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)

Dividends declared on common shares	-	-	-	(541)	-	-	-	(541)

Shares issued under DRIP	17	-	17	-	-	-	-	17

Repurchases of common shares	(28)	-	(28)	(222)	-	-	-	(250)

Stock compensation plans	151	(92)	59	-	-	-	-	59

Balance, September 30, 2019	3,583	1,813	5,396	4,177	(15)	(969)	(984)	8,589

The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation

Notes to Consolidated Financial Statements (unaudited)

(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business Description and Basis of Preparation

General business description

Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a major provider of news and business information services to professionals.

Basis of preparation

The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019. The interim financial statements comply with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2019. In March 2020, the World Health Organization characterized a novel strain of the coronavirus, known as COVID-19, as a pandemic. The global economy continues to experience substantial disruption due to concerns regarding the spread of COVID-19, as well as from the measures intended to mitigate its impact. Refer to note 2 of these interim consolidated financial statements for a description of how COVID-19 impacted the Company’s critical accounting estimates that were used to prepare the interim financial statements for the three and nine months ended September 30, 2020.

The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report.

In the first quarter of 2020, the Company re-assessed its methodology for allocating costs to its business segments and adjusted its allocations, in connection with the completion of the repositioning of its businesses in 2019 after the separation of Refinitiv. The Company adjusted its prior-period segment amounts to reflect the current presentation. The 2019 segment amounts were also adjusted to reflect the transfer of certain revenues among the segments to where they are better aligned. These changes impacted the 2019 financial results of the segments, but did not change the consolidated 2019 financial results. The table below summarizes the changes:

	Three months ended September 30, 2019			Nine months ended September 30, 2019

	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised

Revenues

Legal Professionals	605	2	607	1,802	10	1,812

Corporates	320	(1)	319	990	(10)	980

Tax & Accounting Professionals	166	(1)	165	570	(1)	569

Eliminations/Rounding	(1)	-	(1)	(2)	1	(1)

Total revenues	1,413	-	1,413	4,323	-	4,323

Adjusted EBITDA

Legal Professionals	227	(5)	222	686	(6)	680

Corporates	110	(5)	105	330	(16)	314

Tax & Accounting Professionals	35	(2)	33	188	(4)	184

Reuters News	5	11	16	31	27	58

Global Print	71	-	71	218	(1)	217

Corporate costs/Rounding	(103)	1	(102)	(356)	-	(356)

Total adjusted EBITDA	345	-	345	1,097	-	1,097

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Critical Accounting Estimates and Judgments – Impact of COVID-19 Pandemic

The global economic crisis caused by the COVID-19 pandemic has created significant uncertainty about the future. As a result, some of the estimates and judgments that management makes in preparing its financial statements may be more variable and may change materially in the future. Management initially assessed its critical accounting estimates and judgments in light of COVID-19 in conjunction with its interim report for the three months ended March 31, 2020 and has made no significant changes to these assessments since that time. For purposes of its business planning and valuation estimates, the Company continues to assume that the global economy will gradually recover, despite periods of volatility in the recovery process. The following provides information regarding management’s critical accounting estimates and judgments relative to the global economic crisis caused by COVID-19.

Allowance for doubtful accounts and sales adjustments

As of September 30, 2020, the Company had reserves of $19 million to reflect that some customers may not be able to pay for the products and services the Company has provided and, in limited situations, for credits the Company may issue to customers in financial distress. These reserves are specifically related to the global economic crisis and are incremental to reserves that the Company establishes in the ordinary course of business. While the Company has offered payment plans to some of its customers who may require more time to pay, very few have elected this option to date.

Computer software

The Company has not experienced, nor does it expect, material changes to product demand and it does not plan to discontinue any products as a result of the crisis that would require impairment or shortened useful lives.

Other identifiable intangible assets and goodwill

At October 1, 2019, the date of the Company’s last impairment test, the estimated fair value less costs of disposal of each cash generating unit (“CGU“), which comprise each of its reportable segments, exceeded their carrying value by over 100%. The Company’s sensitivity analysis demonstrated that no reasonably possible change in its assumptions due to the COVID-19 pandemic, including higher discount rates and reduction in cash flows, would cause the carrying amounts of any CGU, including the carrying value of the indefinite lived tradenames, to exceed its recoverable amount.

Equity method investments and related warrants

Equity method investments consisted primarily of the Company’s 45% investment in Refinitiv. On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to London Stock Exchange Group plc (“LSEG”) (see note 9) for a value that is substantially in excess of the carrying value of the Company’s investment, as measured by the share price of LSEG at September 30, 2020. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions and is expected to close in the first quarter of 2021. The Company expects to record a significant gain on the transaction upon closing and therefore concluded that there was no impairment to its investment in Refinitiv at September 30, 2020.

Reflecting the terms of the agreement, the Company valued the related warrants (see note 12) in Refinitiv at September 30, 2020 primarily based on the number of incremental shares in Refinitiv to which the Company is contractually entitled upon closing, the share price of LSEG on September 30, 2020, and management’s assessment that the deal remains highly probable of closing in the first quarter of 2021.

The Company holds other investments aggregating $0.2 billion in a variety of industries, including real estate, technology and media, which could become impaired in the future due to economic conditions caused by the COVID-19 pandemic.

Employee future benefits

The assets and obligations for the Company’s most significant benefit plans in the U.S. and the U.K. are remeasured each quarter with an offset to other comprehensive income or loss. For the nine months ended September 30, 2020, the Company recorded remeasurement gains of $41 million. There were no funding requirements triggered by changes in the value of assets and liabilities associated with the Company’s material defined benefit plans due to increased market volatility associated with the economic crisis.

Income taxes

Relevant tax reform related to the economic crisis, most notably the impact of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act in the U.S., did not have a material impact on the computation of income taxes. The Company concluded that its updated projections relating to COVID-19 did not impact its ability to realize its deferred tax assets.

Critical judgments in applying accounting policies

Revenue recognition

Management has elevated its focus on collectability in making its revenue recognition judgments while the crisis persists.

Uncertain tax positions

The Company made no changes in its judgments of uncertain tax positions as a result of the COVID-19 pandemic.

Note 3: Revenues

Revenues by type and geography

The following tables disaggregate revenues by type and geography and reconciles them to reportable segments for the three and nine months ended September 30, 2020 and 2019 (see note 4).

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	592	562	287	273	133	140	141	143	-	-	1,153	1,118
Transactions	44	45	46	46	32	25	13	12	-	-	135	128
Global Print	-	-	-	-	-	-	-	-	154	168	154	168
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	1	(1)
Total	636	607	333	319	165	165	154	155	154	168	1,443	1,413

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Recurring	1,759	1,675	850	803	427	460	424	430	-	-	3,460	3,368
Transactions	123	137	179	177	124	109	40	36	-	-	466	459
Global Print	-	-	-	-	-	-	-	-	443	497	443	497
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	1,882	1,812	1,029	980	551	569	464	466	443	497	4,368	4,323

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	504	495	273	261	136	133	102	103	103	110	1,118	1,102
Canada (country of domicile)	13	9	2	2	4	4	1	1	24	26	44	42
Other	5	6	11	15	18	21	2	2	5	6	41	50
Americas (North America, Latin America, South America)	522	510	286	278	158	158	105	106	132	142	1,203	1,194

U.K.	66	54	29	24	4	3	8	8	10	11	117	100
Other	15	14	10	9	-	1	26	26	4	5	55	55
EMEA (Europe, Middle East and Africa)	81	68	39	33	4	4	34	34	14	16	172	155
Asia Pacific	33	29	8	8	3	3	15	15	8	10	67	65
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	1	(1)
Total	636	607	333	319	165	165	154	155	154	168	1,443	1,413

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total

Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
U.S.	1,506	1,482	851	798	449	461	313	309	315	346	3,434	3,396
Canada (country of domicile)	39	31	7	8	21	21	3	2	56	64	126	126
Other	16	19	34	45	56	62	7	7	13	17	126	150
Americas (North America, Latin America, South America)	1,561	1,532	892	851	526	544	323	318	384	427	3,686	3,672

U.K.	183	154	84	77	14	14	20	21	26	30	327	296
Other	44	45	29	28	2	1	78	82	11	13	164	169
EMEA (Europe, Middle East and Africa)	227	199	113	105	16	15	98	103	37	43	491	465
Asia Pacific	94	81	24	24	9	10	43	45	22	27	192	187
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Total	1,882	1,812	1,029	980	551	569	464	466	443	497	4,368	4,323

Note 4: Segment Information

The Company is organized as five reportable segments reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.

Legal Professionals

The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

The Corporates segment serves corporate customers, including the seven largest global accounting firms, with the Company’s full suite of offerings across legal, tax, regulatory and compliance functions.

Tax & Accounting Professionals

The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest firms, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

The Reuters News segment supplies business financial, national and international news to professionals via desktop terminals, including through Refinitiv, the world’s media organizations, industry events and directly to consumers.

Global Print

The Global Print segment provides legal and tax information primarily in print format to customers around the world.

The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Revenues
Legal Professionals	636	607	1,882	1,812
Corporates	333	319	1,029	980
Tax & Accounting Professionals	165	165	551	569
Reuters News	154	155	464	466
Global Print	154	168	443	497
Eliminations/Rounding	1	(1)	(1)	(1)
Consolidated revenues	1,443	1,413	4,368	4,323

Adjusted EBITDA
Legal Professionals	272	222	756	680
Corporates	120	105	355	314
Tax & Accounting Professionals	47	33	185	184
Reuters News	23	16	67	58
Global Print	64	71	181	217
Corporate costs	(35)	(102)	(94)	(356)
Adjusted EBITDA	491	345	1,450	1,097
Fair value adjustments (see note 6)	(3)	9	17	6
Depreciation	(61)	(38)	(144)	(110)
Amortization of computer software	(133)	(117)	(362)	(326)
Amortization of other identifiable intangible assets	(32)	(28)	(92)	(80)
Other operating gains, net	56	91	104	396
Consolidated operating profit	318	262	973	983
Net interest expense	(49)	(40)	(146)	(112)
Other finance income (costs)	2	(3)	36	(32)
Share of post-tax losses in equity method investments	(178)	(304)	(385)	(555)
Tax benefit (expense)	147	13	84	(35)
Earnings (loss) from continuing operations	240	(72)	562	249

In accordance with IFRS 8, Operating Segments, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.

Adjusted EBITDA

●

Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●

Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, commercial sales operations, facilities, and product and content development, as well as an allocation of product costs when one segment sells products managed by another segment.

●	Consolidated adjusted EBITDA is comprised of adjusted EBITDA from reportable segments and Corporate costs.

Note 5: Seasonality

The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of the Company’s revenues and expenses has been impacted by COVID-19 in 2020 and by significant costs to reposition its business, in 2019, following the sale of a majority interest in Financial & Risk.

Note 6: Operating Expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Salaries, commissions and allowances	554	604	1,646	1,835
Share-based payments	17	14	52	41
Post-employment benefits	33	31	101	99
Total staff costs	604	649	1,799	1,975
Goods and services(1)	257	325	839	970
Content	67	63	198	192
Telecommunications	11	11	37	34
Facilities	13	20	45	55
Fair value adjustments(2)	3	(9)	(17)	(6)
Total operating expenses	955	1,059	2,901	3,220

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.

(2)	Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.

Note 7: Other Operating Gains, Net

Other operating gains, net, were $56 million and $91 million for the three months ended September 30, 2020 and 2019, respectively, and $104 million and $396 million for the nine months ended September 30, 2020 and 2019, respectively. All periods included a benefit from the revaluation of warrants that the Company holds in Refinitiv due to an increase in the share price of LSEG in connection with the proposed transaction to sell Refinitiv to LSEG (see note 9). Operating gains, net, included $46 million (2019—$91 million) and $47 million (2019—$366 million) in the three and nine months ended September 30, 2020, respectively, related to the warrants. Additionally, the three and nine months ended September 30, 2020 included gains associated with the sale of real estate and, in the nine-month period, a gain associated with a distribution from an investment. The nine months ended September 30, 2019 also included gains from the sale of several small businesses.

Note 8: Finance Costs, Net

The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Interest expense:
Debt	40	39	116	116
Derivative financial instruments — hedging activities	-	1	-	2
Other, net	2	1	10	10
Fair value (gains) losses on cash flow hedges, transfer from equity	(20)	5	(47)	(14)
Net foreign exchange losses (gains) on debt	20	(5)	47	14
Net interest expense — debt and other	42	41	126	128
Net interest expense — leases	2	2	7	5
Net interest expense — pension and other post-employment benefit plans	6	6	17	19
Interest income	(1)	(9)	(4)	(40)
Net interest expense	49	40	146	112

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Net (gains) losses due to changes in foreign currency exchange rates	(1)	4	(16)	33
Net gains on derivative instruments	(1)	(1)	(20)	(1)
Other finance (income) costs	(2)	3	(36)	32

Net (gains) losses due to changes in foreign currency exchange rates

Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.

Net gains on derivative instruments

Net gains on derivative instruments were principally comprised of amounts relating to foreign exchange contracts and the ineffective portion of cash flow hedges (see note 12).

Note 9: Equity Method Investments

Equity method investments are primarily comprised of the Company’s 45% investment in Refinitiv.

The Company’s share of post-tax (losses) earnings in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Refinitiv (45% ownership interest)	(179)	(305)	(392)	(563)
Other equity method investments	1	1	7	8
Total share of post-tax losses in equity method investments	(178)	(304)	(385)	(555)
The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

			September 30,	December 31,

			2020	2019
Refinitiv (45% ownership interest)			1,038	1,387
Other equity method investments			168	164
Total equity method investments			1,206	1,551

Set forth below is summarized financial information for 100% of Refinitiv, and a reconciliation to the Company’s carrying value of its investment.

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Revenues	1,615	1,557	4,836	4,674

Net loss	(389)	(656)	(808)	(1,201)
Remove: Net earnings attributable to non-controlling interests	(10)	(21)	(64)	(50)
Net loss attributable to Refinitiv	(399)	(677)	(872)	(1,251)
Other comprehensive income (loss) attributable to Refinitiv	207	(196)	96	(227)
Total comprehensive loss attributable to Refinitiv	(192)	(873)	(776)	(1,478)

	September 30,	December 31,

	2020	2019
Assets
Current assets	2,580	2,031
Non-current assets	20,184	20,709
Total assets	22,764	22,740
Liabilities
Current liabilities	3,783	3,398
Non-current liabilities	14,071	13,964
Total liabilities	17,854	17,362
Net assets	4,910	5,378
Non-controlling interests	(2,321)	(2,100)
Other(1)	(282)	(195)
Net assets attributable to Refinitiv	2,307	3,083

Net assets attributable to Refinitiv - beginning period	3,083	4,514
Net loss attributable to Refinitiv	(872)	(1,353)
Other comprehensive income (loss) attributable to Refinitiv	96	(78)
Net assets attributable to Refinitiv - ending period	2,307	3,083
Thomson Reuters % share	45%	45%
Thomson Reuters carrying amount	1,038	1,387

(1)	Consists primarily of equity transactions excluded from Thomson Reuters 45% share of total comprehensive loss.

Proposed LSEG/Refinitiv Transaction

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash. The transaction is expected to result in Blackstone’s consortium and Thomson Reuters ultimately holding a combined 37% economic interest in LSEG (of which a 15% economic interest would be attributed to Thomson Reuters) and a combined voting interest in LSEG of less than 30%. The proposed transaction, which was approved by LSEG shareholders in November 2019, remains subject to regulatory clearances and other customary closing conditions. The Company expects the transaction to close in the first quarter of 2021 and expects to record a significant gain on the transaction upon closing.

Note 10: Taxation

Tax (benefit) expense was $(147) million and $(13) million for the three months ended September 30, 2020 and 2019, respectively, and $(84) million and $35 million for the nine months ended September 30, 2020 and 2019, respectively. The tax (benefit) expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax (benefit) expense for the full year.

We assess the recoverability of deferred tax assets at the end of each reporting period. The tax benefit for the three and nine months ended September 30, 2020 includes $132 million and $139 million, respectively, for the recognition of deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized during the three and nine months ended September 30, 2020 almost entirely relate to tax losses and other tax attributes in subsidiaries that have experienced improved profitability within the past year and have projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely.

Note 11: Earnings Per Share

Basic earnings (loss) per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.

Diluted earnings (loss) per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings (loss) used in determining consolidated earnings (loss) per share and earnings (loss) per share from continuing operations are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Earnings (loss) attributable to common shareholders	241	(44)	560	240
Less: Dividends declared on preference shares	(1)	-	(2)	(2)
Earnings (loss) used in consolidated earnings per share	240	(44)	558	238
Less: (Earnings) loss from discontinued operations, net of tax	(1)	(28)	2	9
Earnings (loss) used in earnings per share from continuing operations	239	(72)	560	247

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Weighted-average number of common shares outstanding	496,673,063	500,772,400	496,121,137	500,946,808
Weighted-average number of vested DSUs	417,879	468,080	423,065	469,122
Basic	497,090,942	501,240,480	496,544,202	501,415,930
Effect of stock options and TRSUs	1,342,777	-	1,283,857	1,745,452
Diluted	498,433,719	501,240,480	497,828,059	503,161,382

Because the Company reported a net loss from continuing operations for the three months ended September 30, 2019, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive.

Note 12: Financial Instruments

Financial assets and liabilities

Financial assets and liabilities in the consolidated statement of financial position were as follows:

September 30, 2020	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	289	863	-	-	1,152
Trade and other receivables	1,045	-	-	-	1,045
Other financial assets - current	68	482	-	-	550
Other financial assets - non-current (see note 13)	36	-	46	43	125
Trade payables (see note 14)	(139)	-	-	-	(139)
Accruals (see note 14)	(681)	-	-	-	(681)
Other financial liabilities - current(1)	(145)	(1)	-	-	(146)
Long-term indebtedness	(3,720)	-	-	-	(3,720)
Other financial liabilities - non current (see note 15)(2)	(237)	(5)	-	-	(242)
Total	(3,484)	1,339	46	43	(2,056)

December 31, 2019	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total
Cash and cash equivalents	335	490	-	-	825
Trade and other receivables	1,167	-	-	-	1,167
Other financial assets - current	98	435	-	-	533
Other financial assets - non-current (see note 13)	45	-	29	-	74
Current indebtedness	(579)	-	-	-	(579)
Trade payables (see note 14)	(265)	-	-	-	(265)
Accruals (see note 14)	(801)	-	-	-	(801)
Other financial liabilities - current(1)(3)	(365)	(7)	-	(62)	(434)
Long-term indebtedness	(2,676)	-	-	-	(2,676)
Other financial liabilities - non current (see note 15)(2)	(253)	(3)	-	-	(256)
Total	(3,294)	915	29	(62)	(2,412)

(1)	Includes lease liabilities of $82 million (2019—$69 million).
(2)	Includes lease liabilities of $237 million (2019—$253 million).
(3)

Includes a commitment to repurchase up to $200 million of common shares related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 16.

Cash and cash equivalents

Of total cash and cash equivalents, $44 million and $34 million at September 30, 2020 and December 31, 2019, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.

Debt-related activity

The following table provides information regarding notes that the Company issued and repaid in the nine months ended September 30, 2020.

MONTH/YEAR	TRANSACTION	PRINCIPAL AMOUNT (IN MILLIONS)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139

The notes issued in May 2020 were immediately swapped into U.S. dollars and the Company used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under the Company’s credit facility.

In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.

Cross-currency interest rate swaps

The Company uses fixed-to-fixed cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar denominated principal and interest payments into U.S. dollars. In connection with the issuance of new Canadian dollar denominated notes in May 2020, the Company entered into cross-currency interest rate swaps. At September 30, 2020, the Company recorded the swaps outstanding in the consolidated statement of financial position at fair value, which was an asset of $43 million. The swaps were designated as cash flow hedges.

The details of these instruments are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
2020 Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2025	US$999

The ineffective portion of the cash flow hedges recognized through earnings was a gain of $2 million and $9 million, for the three and nine months ended September 30, 2020, respectively. The gain was reclassified from “Cash flow hedges adjustments to net earnings” in the consolidated statement of comprehensive income to “Other finance income (costs)” in the consolidated income statement.

Commercial paper

Under its commercial paper program, the Company may issue up to $1.8 billion of notes. There was no outstanding commercial paper at September 30, 2020. In January 2020, the Company issued $630 million of commercial paper, most of which was repaid later in the first quarter of 2020. The remaining balance of $120 million was repaid in the third quarter of 2020.

Credit facility

The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at September 30, 2020. The Company borrowed $1.0 billion under this facility in the first quarter of 2020, which was repaid in the second quarter of 2020. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. As a result, public and private sector industry initiatives are currently underway to identify an alternative reference rate.

The Company must maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of September 30, 2020, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.4:1.

Fair Value

The fair values of cash, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Debt and Related Derivative Instruments

Carrying Amounts

Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current, as appropriate.

Fair Value

The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance risk.

The following is a summary of debt and related derivative instruments that hedged the cash flows of debt:

	Carrying Amount		Fair Value
September 30, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,042	(43)	1,089	(43)
$600, 4.30% Notes, due 2023	597	-	660	-
$450, 3.85% Notes, due 2024(1)	240	-	265	-
$500, 3.35% Notes, due 2026	497	-	551	-
$350, 4.50% Notes, due 2043(1)	116	-	124	-
$350, 5.65% Notes, due 2043	342	-	449	-
$400, 5.50% Debentures, due 2035	395	-	515	-
$500, 5.85% Debentures, due 2040	491	-	666	-
Total	3,720	(43)	4,319	(43)
Long-term	3,720	(43)

	Carrying Amount		Fair Value
December 31, 2019	Primary Debt Instruments	Derivative Instruments Liability	Primary Debt Instruments	Derivative Instruments Liability
Bank and other	1	-	1	-
C$550, 3.309% Notes, due 2021	435	62	435	62
$350, 3.95% Notes, due 2021(1)	143	-	143	-
$600, 4.30% Notes, due 2023	596	-	639	-
$450, 3.85% Notes, due 2024(1)	240	-	254	-
$500, 3.35% Notes, due 2026	496	-	513	-
$350, 4.50% Notes, due 2043(1)	116	-	120	-
$350, 5.65% Notes, due 2043	342	-	412	-
$400, 5.50% Debentures, due 2035	395	-	447	-
$500, 5.85% Debentures, due 2040	491	-	592	-
Total	3,255	62	3,556	62
Current portion	579	62
Long-term portion	2,676	-

(1)	Notes were partially redeemed in October 2018.

Fair value estimation

The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

September 30, 2020				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	863	-	863

Warrants(1)	-	-	482	482

Financial assets at fair value through earnings	-	863	482	1,345

Financial assets at fair value through other comprehensive income(2)	25	21	-	46

Derivatives used for hedging(3)	-	43	-	43

Total assets	25	927	482	1,434

Liabilities

Contingent consideration(4)	-	-	(6)	(6)

Financial liabilities at fair value through earnings	-	-	(6)	(6)

Total liabilities	-	-	(6)	(6)

December 31, 2019				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	-	490	-	490

Warrants(1)	-	-	435	435

Financial assets at fair value through earnings	-	490	435	925

Financial assets at fair value through other comprehensive income(2)	2	27	-	29

Total assets	2	517	435	954

Liabilities

Forward exchange contracts(5)	-	(7)	-	(7)

Contingent consideration(4)	-	-	(3)	(3)

Financial liabilities at fair value through earnings	-	(7)	(3)	(10)

Derivatives used for hedging(3)	-	(62)	-	(62)

Total liabilities	-	(69)	(3)	(72)

(1)	Warrants related to the Company’s equity method investment in Refinitiv.
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)	Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(5)	Used to manage foreign exchange risk on cash flows, excluding indebtedness.

The following reflects the change in the fair value of the Refinitiv warrants, which are classified as level 3 in the fair value measurement hierarchy:

Nine months ended September 30,

2020
December 31, 2019	435
Gain recognized within other operating gains, net	47
September 30, 2020	482

The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the nine months ended September 30, 2020.

Valuation Techniques

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices or dealer quotes for similar instruments;
●	the fair value of cross-currency interest rate swaps and forward foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves; and
●	the fair value of contingent consideration is calculated based on estimates of future revenue performance.

Valuation of the Refinitiv Warrants

On August 1, 2019, the Company and private equity funds affiliated with Blackstone agreed to sell Refinitiv, in which the Company owns a 45%(1) interest, to LSEG, in an all share transaction that valued Refinitiv at $27 billion (as of the announcement date), but LSEG may, at its option, settle up to $2.5 billion of the consideration in cash (see note 9). Under the terms of the warrant agreement, the proposed transaction will constitute a change in control whereby the exercise of the warrants in connection with the closing of the transaction will increase the Company’s ownership of Refinitiv from 45%(1) to 47.6%(1). Reflecting the entry into a definitive agreement for the sale of the Refinitiv business, the value of the warrants at September 30, 2020 is primarily based on the number of incremental shares in Refinitiv to which the Company is entitled upon closing and the share price of LSEG on September 30, 2020. The valuation also incorporates (on a weighted-average basis) other outcomes based on the likelihood of the proposed transaction closing. In future periods, the warrants will be revalued based on the share price of LSEG at each reporting date and will reflect management’s continuing assessment about the likelihood that the proposed transaction will close, including progress towards obtaining regulatory clearances and satisfying customary closing conditions.

The Monte Carlo simulation approach, which is incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach include: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event. An increase in the equity value would typically result in an increase in the fair value of the warrants and conversely, a decrease would typically result in a decrease in the fair value of the warrants.

(1)	Represents ownership interest before dilution for management equity triggered by a change in control.

Note 13: Other Non-Current Assets

	September 30,	December 31,

	2020	2019

Net defined benefit plan surpluses	124	85

Cash surrender value of life insurance policies	325	320

Deferred commissions	85	82

Other financial assets (see note 12)	125	74

Other non-current assets	49	50

Total other non-current assets	708	611

Note 14: Payables, Accruals and Provisions

	September 30,	December 31,

	2020	2019

Trade payables	139	265

Current tax liabilities(1)	170	124

Accruals	681	801

Provisions	86	119

Other current liabilities	65	64

Total payables, accruals and provisions	1,141	1,373

(1)	Includes $189 million (2019—$204 million) of uncertain tax positions, that were partially offset by tax receivables in the same jurisdictions.

Note 15: Provisions and Other Non-Current Liabilities

	September 30,	December 31,

	2020	2019

Net defined benefit plan obligations	742	714

Other financial liabilities (see note 12)	242	256

Deferred compensation and employee incentives(1)	106	141

Provisions	130	126

Other non-current liabilities	12	27

Total provisions and other non-current liabilities	1,232	1,264

(1)

In June 2020, the Company amended its non-employee director compensation plan such that the Directors no longer control the decision on whether DSUs earned as part of their compensation are settled in cash or common shares. As a result, Director DSUs are now classified as equity settled and $27 million was reclassified to “Contributed surplus” in the consolidated statement of changes in equity.

Note 16: Capital

Share repurchases

The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. Share repurchases are typically effected under a normal course issuer bid (“NCIB”), which permits the repurchase of common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company receives an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. The price that the Company pays for shares in open market transactions under an NCIB is the market price at the time of purchase or such other price as may be permitted by TSX.

Details of share repurchases were as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019

Share repurchases (millions of U.S. dollars)	-	98	200	288

Shares repurchased (number in millions)	-	1.5	2.6	5.0

Share repurchases - average price per share in U.S. dollars	-	$68.34	$78.37	$58.11

In February 2020, the Company completed the repurchase of $200 million of its common shares under a buyback program announced in October 2019. The Company’s NCIB subsequently expired in August 2020. Decisions regarding any future repurchases will depend on factors such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 20, 2019. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31, 2019 with a corresponding amount recorded in equity in the consolidated statement of financial position.

Dividends

Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan. Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019

Dividends declared per common share	$0.38	$0.36	$1.14	$1.08

Dividends declared	189	180	565	541

Dividends reinvested	(6)	(5)	(18)	(17)

Dividends paid	183	175	547	524

Note 17: Supplemental Cash Flow Information

Details of “Other” in the consolidated statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019

Non-cash employee benefit charges	40	38	124	119

Net (gains) losses on foreign exchange and derivative financial instruments	(1)	7	(34)	35

Share of post-tax losses in equity method investments	178	304	385	555

Revaluation of Refinitiv warrants (see note 7)	(46)	(91)	(47)	(366)

Fair value adjustments	3	(9)	(17)	(6)

Other	(6)	(6)	(43)	(17)

	168	243	368	320

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019

Trade and other receivables	57	58	122	154

Prepaid expenses and other current assets	27	2	19	51

Other financial assets	(12)	(5)	29	28

Payables, accruals and provisions	(9)	50	(284)	(346)

Deferred revenue	32	(37)	(22)	(9)

Other financial liabilities	12	6	(29)	(27)

Income taxes	(3)	(69)	59	(55)

Other	(1)	5	(41)	(44)

	103	10	(147)	(248)

Details of income taxes (paid) received are as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019

Operating activities - continuing operations	(11)	(119)	(47)	(233)

Operating activities - discontinued operations	-	9	2	(45)

Investing activities - continuing operations	-	-	-	(1)

Total income taxes (paid)	(11)	(110)	(45)	(279)

Note 18: Acquisitions

Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include investments in equity method investments.

Acquisitions activity

The number of acquisitions completed, and the related total consideration was as follows:

	Three months ended September 30,		Nine months ended September 30,

Number of transactions	2020	2019	2020	2019

Businesses acquired	1	2	2	2

	Three months ended September 30,		Nine months ended September 30,

Total consideration	2020	2019	2020	2019

Businesses acquired	45	855	166	855

Less: Cash acquired	(3)	(36)	(4)	(36)

Businesses acquired, net of cash	42	819	162	819

Investments in businesses	1	(3)	1	2

Contingent consideration payments	-	-	2	—

	43	816	165	821

The following provides a brief description of certain acquisitions completed during the nine months ended September 30, 2020 and 2019:

Date	Company	Acquiring Segment	Description
August 2020	CaseLines	Legal Professionals	A provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.
July 2019	Confirmation	Tax & Accounting Professionals/ Corporates	A provider of digital audit confirmation services to accounting firms, banks and law firms.
July 2019	HighQ	Legal Professionals/Corporates	A provider of collaboration tools to the legal and regulatory market segments.

Purchase price allocation

Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,

	2020	2019	2020	2019
Cash and cash equivalents	3	36	4	36
Trade receivables	1	5	4	5
Prepaid expenses and other current assets	1	5	1	5
Current assets	5	46	9	46
Property and equipment	-	5	-	5
Computer software	9	78	25	78
Other identifiable intangible assets	5	177	11	177
Other non-current assets	-	1	-	1
Total assets	19	307	45	307
Payables and accruals	(4)	(7)	(6)	(7)
Deferred revenue	(5)	(16)	(6)	(16)
Other financial liabilities	-	(1)	(2)	(1)
Current liabilities	(9)	(24)	(14)	(24)
Provisions and other non-current liabilities	-	(1)	(1)	(1)
Deferred tax	(3)	(55)	(6)	(55)
Total liabilities	(12)	(80)	(21)	(80)
Net assets acquired	7	227	24	227
Goodwill	38	628	142	628
Total	45	855	166	855

The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. The majority of goodwill for the acquisitions completed in 2020 is not expected to be deductible for tax purposes.

Acquisition transactions were completed by acquiring all equity interests of the acquired business.

Other

The revenues and operating profit of the acquired businesses since the date of acquisition were not material to the Company’s results of operations.

Note 19: Contingencies

Lawsuits and legal claims

The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.

Note 20: Related Party Transactions

As of September 30, 2020, the Company’s principal shareholder, The Woodbridge Company Limited, beneficially owned approximately 66% of the Company’s shares.

There were no new significant related party transactions during the nine months ended September 30, 2020. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2019, which are included in the Company’s 2019 annual report, for information regarding related party transactions.